Filed Pursuant to Rule 253(g)(2)

File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 8 DATED SEPTEMBER 1, 2020
TO THE OFFERING CIRCULAR DATED FEBRUARY 28, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated February 28, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 28, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the question and answer session with our Chief Executive Officer, Ben Miller, on August 31, 2020.

Q&A with Ben Miller on August 31, 2020